UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-56159

CUSIP Number: 52168V100

NOTIFICATION OF LATE FILING

(Check one) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEADER CAPITAL HOLDINGS CORP.

Full Name of Registrant

Former Name if Applicable

Room 2708-09, Metropolis Tower, 10 Metropolis Drive

Address of Principal Executive Office (Street and Number)

Hung Hom, Hong Kong

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Leader Capital Holdings Corp. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended August 31, 2021 (the “2021 Annual Report”), within the prescribed time period. The Company requires additional time to complete its financial statements as a result of continuing impairment testing of its goodwill, intellectual property, and other intangible assets, which is a subjective process that takes into account both internal and external factors. Impairment assessment requires the use of significant judgment with regard to estimates and assumptions surrounding future results of operations and cash flows and required more times than initially projected. The Company anticipates that it will file its 2021 Annual Report, as soon as possible and within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yi-Hsiu Lin	852	3487 6378
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 17, 2020, the Company, through its wholly-owned subsidiary JFB Internet Service Limited, a company incorporated and existing under the laws of Hong Kong, acquired all of the issued and outstanding capital stock of Nice Products Inc., a company organized under the laws of the British Virgin Islands. As a result of the acquisition, the Company believes the FinMaster application (the “FinMaster App”) can be launched to the market in a timely and efficient manner and clients on this open platform could be served more effectively and satisfactorily. Unfortunately, the Covid-19 has hit one of the primary target market heavily during the fiscal year and causing the delay of all marketing and promotion of the FinMaster App.

The Company has incurred significant operating losses. As of August 31, 2021 and 2020, the Company accumulated deficits were $21,945,752 and $11,307,575, respectively. The Company generated revenue of $95,214 and $6,667 for the fiscal years ended August 31, 2021 and 2020, respectively. The Company net losses were principally attributed to general and administrative expenses. These results are still preliminary.

Cautionary note regarding forward looking statements

This filing contains forward-looking statements that involve risks and uncertainties within the meaning of and made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current information and expectations and include, but are not necessarily limited to, statements about the Company’s ability to the 2021 Annual Report within the period prescribed under Rule 12b-25, performance of FinMaster App, and expectations regarding the consolidated financial statements to be included therein (including revenue performance).

While these forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond the Company’s control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. The Company does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

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Leader Capital Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 30, 2021	By	/s/ Yi-Hsiu Lin
Yi-Hsiu Lin
President and Chief Executive officer

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